16003563

ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Feldstein Financial Group , LLC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Seminary Avenue
(No. and Street)

Chester	**NJ**	**07930**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Feldstein **908-879-9559**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven Feldstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Feldstein Financial Group , LLC.**, as of **December 31, 2015**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN C. DOHERTY
NOTARY PUBLIC, State of New York
No. 01-005020932
Qualified in New York County
Certificate Filed in New York County
Commission Expires May 22, 2018

Steven Feldstein
Signature

CEO
Title

2/24/2016
Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Member,
Feldstein Financial Group, LLC

We have audited the accompanying statement of financial condition of Feldstein Financial Group, LLC, as of December 31, 2015 and the related statements of operations, changes in member equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Feldstein Financial Group, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldstein Financial Group, LLC as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 19, 2016

Feldstein Financial Group, LLC
Balance Sheet
As of December 31, 2015

ASSETS

Current assets:	
Cash	$31,610
Receivables from clearing broker	63,006
Prepaid expenses	2,022
Total Current Assets	$96,638
Total Assets	$96,638

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$11,359
Total Current Liabilities	$11,359
Member's Equity:	85,279
Total Liabilities & Member's Equity	$96,638

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Statement of Operations
For the Year Ended December 31, 2015

Commission & service revenues	$711,719
Clearance charges	(95,182)
Net margin	$616,537
General and administrative expenses:	
General administration	$39,118
Total general and administrative expenses	39,118
Income from operations	$577,419
Other income:	
Other income	845
Interest income	1,592
Net income before income tax provision	$579,856
Provision for income taxes	0
Net income	$579,856

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net income	$579,856
Changes in other operating assets and liabilities:	
Receivables from clearing broker	44,165
Prepaid expenses	1,586
Accounts payable & accrued expenses	8,509
Net cash provided by operations	$634,116
Financing activities	
Distributions paid member	($611,500)
Net cash used by financing activities	(611,500)
Net increase in cash during the fiscal year	$22,616
Cash at December 31, 2014	8,994
Cash at December 31, 2015	$31,610
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Member's Equity
Balance at December 31, 2014	$116,923
Distribution paid member	(611,500)
Net income for the fiscal year	579,856
Balance at December 31, 2015	$85,279

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

Feldstein Financial Group, LLC (the Company) is a privately held limited liability company formed in New Jersey in 2002 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Commission revenues and related fees are recorded on a trade date basis and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expenses, receivables from clearing broker, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Related Party Transactions

The Company has executed an expense sharing agreement with a company related to the Company by common ownership, whereby the related company pays for certain allocated overhead costs. The related party provides office space to the Company at no cost. At December 31, 2015, the Company owed the related party $8,509

5. Off-Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Member's equity	$85,279
DEBITS:	
Nonallowable assets:	
Prepaid expenses	(2,022)
NET CAPITAL	$83,257
Haircuts	(2,245)
ADJUSTED NET CAPITAL	$81,012
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$76,012
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$11,359
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	13.64%
Excess net capital previously reported	$76,012
Excess net capital per this report	$76,012

Feldstein Financial Group, LLC
45 Seminary Avenue
Chester, NJ 07930

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Feldstein Financial Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Feldstein Financial Group, LLC states the following:

Feldstein Financial Group, LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Feldstein Financial Group, LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Steven Feldstein
Managing Member

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Feldstein Financial Group, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Feldstein Financial Group, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Feldstein Financial Group, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Feldstein Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Feldstein Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 19, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Member,
Feldstein Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Feldstein Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Feldstein Financial Group, LLC 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Feldstein Financial Group, LLC 's management is responsible for the Feldstein Financial Group, LLC 's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 19, 2016